FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of February 2006
Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 5665 8282 Fax # 91 22 5665 7799
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ x ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [ x ]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated February 16, 2006 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Praveen P Kadle Name: Praveen P Kadle Title: Executive Director (Finance and Corporate Affairs) Dated: February 16, 2006

Item 1

Tata Motors Limited Bombay House 24, Homi Mody Street, Mumbai 400 001 Maharashtra India
News Release	February 16, 2006

Tata Motors Prices a JPY 11.76 Billion Foreign Currency Convertible Notes Offering

MUMBAI, February 16, 2006: Tata Motors Limited ('Company') today announced that it has priced the issue of Foreign Currency Convertible Notes ('Notes') aggregating to JPY 11.76 Billion ('Issue'). The Notes are expected to be listed on the Singapore Stock Exchange. The Notes are convertible into either ordinary shares of the Company or American Depository Shares representing ordinary shares of the Company, at the option of the Note holders. The Notes will be convertible at a conversion price of Rs.1001.39 per share, which is at a premium of 30% to the Company's closing share price on the Bombay Stock Exchange Limited as on February 15, 2006. The Notes are zero coupon and will be redeemable at a discount of 0.15% after the expiry of a period of 5 years. The Company has an option to redeem the Notes after three years, subject to receipt of relevant approvals.

The Issue was launched before market trading hours on February 16, 2006. Citigroup acted as the sole bookrunner to the Issue.

This announcement is not, and is not intended to be, an offer of securities for sale in the United States. Securities of Tata Motors Limited may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. There is not, and is not intended to be, a public offering of the securities of Tata Motors Limited in the United States.

- ENDS -

For further press queries please contact Mr Debasis Ray at +91 22 5665 7209 or email at: debasis.ray@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute 'forward-looking' statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.